AMERICAN GENERAL LIFE INSURANCE COMPANY

[OPTIONAL] GUARANTEED LIVING BENEFIT ENDORSEMENT

Notwithstanding any provision in the Contract to the contrary, this Endorsement becomes a part of the Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail.

Subject to the terms and conditions set forth herein this [optional] Guaranteed Living Benefit Endorsement provides for guaranteed income over the lifetime of the [Covered Person(s)] on this flexible premium deferred fixed and variable Annuity Contract. You may take Withdrawals under the Guaranteed Living Benefit as prescribed by this Endorsement while this Endorsement is in effect.

The purpose of the guaranteed living benefit provided under this annuity contract is to provide security through a stream of income payments to the owner. The guaranteed living benefit will terminate upon assignment or a change in ownership of the contract unless the new assignee or owner meets the qualifications specified in the Termination provision of the guaranteed living benefit.

Capitalized terms within this Endorsement that are not defined in this Endorsement are defined or otherwise described in the Contract to which this Endorsement is attached, including any riders or other endorsements attached to such Contract.

ENDORSEMENT DATA PAGE

[COVERED PERSON(S)]:	[John Doe Jane Doe]

ENDORSEMENT EFFECTIVE DATE:	[November 1, 2017]

PURCHASE PAYMENT DOLLAR LIMIT:	The sum of all Purchase Payments cannot exceed [$1,000,000] without prior Company approval.

[PURCHASE PAYMENT RESTRICTION:	Purchase Payments received on or after the [[first] Contract Anniversary] will not be accepted into the Contract.]

[INVESTMENT REQUIREMENTS:	Every Purchase Payment and Spousal Beneficiary Continuation contribution, if any, must be allocated by You in accordance with the investment options approved by Us, which includes a mandatory allocation of every Purchase Payment and Spousal Beneficiary Continuation contribution, if any, to the Secure Value Account, as shown below. We will notify You of any change to the permitted investment options.]

[SECURE VALUE ACCOUNT ALLOCATION:	[[10%] of Purchase Payment(s) and Spousal Beneficiary Continuation contribution, if applicable]]

FREQUENCY AND DATES OF INCOME BASE STEP-UPS:	[Quarterly,] [on the Benefit [Quarter] Anniversary]

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[INCOME CREDIT PERIOD:	Beginning [on the Endorsement Effective Date] and ending [[12] years later].]

MAXIMUM ANNUAL WITHDRAWAL [AND PROTECTED INCOME PAYMENT] PERCENTAGES:

[If no Withdrawals are taken in the first [5] [Benefit] Year(s) or the [Age] at the first Withdrawal of the [Covered Person(s)] is [70 or older], the following table will always be used to determine the Maximum Annual Withdrawal [and Protected Income Payment Percentages]:]

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[INCOME BASE MAXIMUM:	The Income Base can be no greater than [200%] of the [Purchase Payments] [reduced [proportionately] for [Excess] Withdrawals].]

DEFINITIONS

For purposes of this Endorsement, the following definitions apply. Terms not defined in this Endorsement shall have the same meaning as defined in the Contract.

AGE

The attained age as of the [Covered Person’s] last birthday. If there are two [Covered Persons] on the Endorsement Data Page, the Age of the younger [Covered Person] or in the event of the death of one [Covered Person], the surviving [Covered Person] as of their last birthday.

[BENEFIT [QUARTER]

Each consecutive [3-month] period starting on the Endorsement Effective Date.]

[BENEFIT [QUARTER] ANNIVERSARY

The date following each consecutive [3-month] period starting on the Endorsement Effective Date. [If the next Benefit [Quarter] Anniversary has no corresponding date the Benefit [Quarter] Anniversary will be deemed to be the following day.]]

[BENEFIT [YEAR]

Each consecutive [one] [year] period starting on the Endorsement Effective Date.]

[BENEFIT [YEAR] ANNIVERSARY

The date on which each Benefit [Year] begins.]

[COVERED PERSON(S)

The person(s) named on the Endorsement Data Page whose lives are used to determine the amount and duration of Withdrawals. The [Covered Person(s)] cannot be changed.]

ENDORSEMENT EFFECTIVE DATE

The date when this Endorsement becomes effective as shown on the Endorsement Data Page.

EXCESS WITHDRAWAL

Any Withdrawal in a Benefit [Year] taken after the Maximum Annual Withdrawal Amount has been withdrawn and/or any portion of a Withdrawal that causes the total Withdrawals in a Benefit [Year] to exceed the Maximum Annual Withdrawal Amount.

[[GROSS] INCOME CREDIT PERCENTAGE

A percentage, as referenced on the Endorsement Data Page, used to determine the Income Credit.]

INCOME BASE

The Income Base is used to determine the [Endorsement Fee,] Maximum Annual Withdrawal Amount [and Protected Income Payment]. [The Income Base Maximum is as shown on the Endorsement Data Page.]

[INCOME CREDIT

An amount that may be added to the Income Base at the Benefit [Year] Anniversary [during the Income Credit Period], that is equal to the [Net] Income Credit Percentage multiplied by the preceding Benefit [Year] Anniversary Income Base.]

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[INCOME CREDIT PERIOD

The period of time over which We calculate an Income Credit that may be added to the Income Base.]

MAXIMUM ANNUAL WITHDRAWAL AMOUNT

The maximum amount that may be withdrawn each Benefit [Year] while [the Contract Value is greater than zero and] the [Covered Person(s)] is living, without reducing the Income Base [and also without reducing any Income Credit to zero].

MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE

The percentage, as referenced on the Endorsement Data Page used to determine the Maximum Annual Withdrawal Amount available for Withdrawal each Benefit [Year] while [the Contract Value is greater than zero and] the [Covered Person(s)] is living.

[MINIMUM INCOME BASE

The guaranteed minimum amount to which the Income Base could be increased on a specified Benefit [Year] Anniversary, as shown on the Endorsement Data Page, [provided no Withdrawals are taken in the Benefit [Years] as shown on the Endorsement Data Pate].]

[NET INCOME CREDIT PERCENTAGE

A percentage calculated as the difference between the [Gross] Income Credit Percentage as shown on the Endorsement Data Page, and the percentage calculated as the sum of all Withdrawals taken during the preceding Benefit [Year] divided by the Income Base before determining the Income Base for the next Benefit [Year]].

[PROTECTED INCOME PAYMENT

The amount to be paid each [year] over the remaining lifetime of the [Covered Person(s)] after the Contract Value is reduced to zero but the Income Base is still greater than zero.]

[PROTECTED INCOME PAYMENT PERCENTAGE

The percentage, as referenced on the Endorsement Data Page, used to determine the Protected Income Payment.]

STEP-UP VALUE

A value used to determine the Income Base that is equal to the current Contract Value if it is greater than the current Income Base. This value is determined based on the Frequency and Dates of Income Base Step-ups, as shown on the Endorsement Data Page.

YOU, YOUR

The [Covered Person(s)] under this Endorsement.

GUARANTEED LIVING BENEFIT PROVISIONS

The Guaranteed Living Benefit described in this Endorsement provides for guaranteed Withdrawals over the lifetime of the [Covered Person(s)], subject to the following provisions:

Calculation of the Factors of the Guaranteed Living Benefit

To determine the Guaranteed Living Benefit, We use the following factors: Income Base, [Income Credit Period, Net Income Credit Percentage, Income Credit, Minimum Income Base,] Maximum Annual Withdrawal Amount, Maximum Annual Withdrawal Percentage[, Protected Income Payment and Protected Income Payment Percentage]. These factors are not used in the calculation of the Contract Value or any other benefits under the Contract.

Withdrawals taken under this Living Benefit are treated like any other Withdrawal under the Contract for purposes of calculating Contract Value, including any fees and charges applicable to such Withdrawals and any other benefits under the Contract. In any Benefit [Year], Withdrawals up to Maximum Annual Withdrawal Amount are free of Withdrawal Charges.

Calculation of the Income Base

The initial Income Base is equal to the initial Purchase Payment.

Thereafter, [if no Withdrawals have been taken, the Income Base is increased to the Step-up Value, based on the Frequency and Dates of Income Base Step-ups.

After the first Withdrawal has been taken, the Income Base is increased only on the Benefit [Year] Anniversary looking back to the Step-up Value based on the Frequency and Dates of Income Base Step-ups since the first Withdrawal (“first look-back”).

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After the first look-back, the Income Base is increased only on the Benefit [Year] Anniversary looking back to the Step-up Value based on the Frequency and Dates of Income Base Step-ups since the last Benefit [Year] Anniversary. Thereafter, the Income Base will continue to be determined on each Benefit [Year] Anniversary while this Endorsement is in effect and both the Contract Value and Income Base are greater than zero. ]

[On each Benefit [Year] Anniversary, the Income Base is automatically increased to the greater of (a) or (b), where:

(a)	is the current Income Base increased to the Stepped-up Value, if any; and
(b)	is the preceding Benefit [Year] Anniversary Income Base [plus the Income Credit, if any], reduced by [Excess] Withdrawal, if any.]

[Calculation of the Income Credit

On each Benefit [Year] Anniversary [during the Income Credit Period], [if [Excess] Withdrawals were not taken during the previous Benefit [Year],] the Income Credit is determined by multiplying the [Net] Income Credit Percentage by the preceding Benefit [Year] Anniversary Income Base. If any [Excess] Withdrawals were taken in the previous Benefit [Year], then the Income Credit is reduced to [zero] [for that Benefit Year]. The [Initial] [Gross] Income Credit Percentage is shown on the Endorsement Data Page.]

[Calculation of the Minimum Income Base

The Income Base will be increased to at least the Minimum Income Base as shown on the Endorsement Data Page. If You are eligible for the Minimum Income Base, the Income Base is the [greatest of (a), (b), or (c)], where:

(a)	is the current Income Base increased to the Stepped-up Value, if any;
(b)	[is the preceding Benefit [Year] Anniversary Income Base plus the Income Credit, if any; and
(c)	] is the Minimum Income Base.]

Calculation of the Maximum Annual Withdrawal Amount

The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the Maximum Annual Withdrawal Percentage as shown on the Endorsement Data Page [,which is determined by the timing and Your Age at the time You first take a Withdrawal from Your Contract and the number of [Covered Person(s)] shown on the Endorsement Data Page].

Withdrawals during a Benefit [Year] that in total are less than or equal to the Maximum Annual Withdrawal Amount will not reduce the Maximum Annual Withdrawal Amount and the Income Base. [If you take a[n Excess] Withdrawal in a Benefit [Year], the Income Credit is reduced to zero [for that Benefit [Year]].] If You choose to take less than the Maximum Annual Withdrawal Amount in any Benefit [Year], You may not carry over the unused amount for withdrawal in subsequent Benefit [Years]. Your Maximum Annual Withdrawal Amount in any year will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in the prior Benefit [Year].

[Calculation of the Protected Income Payment

If the Contract Value is reduced to zero due to unfavorable investment performance, Withdrawal up to the Maximum Annual Withdrawal Amount, or any combination of these factors, but the Income Base is still greater than zero, You may be eligible to receive the Protected Income Payment. The Protected Income Payment is calculated by multiplying the Income Base by the applicable [Protected Income Payment Percentage], [which is determined by Your Age at the time You first take a Withdrawal from Your Contract][, as shown on the Endorsement Data Page]. You will receive the Protected Income Payment each year for the remaining lifetime of the [Covered Person(s)].]

Increases and Decreases in the Income Base and the Impact to Your Maximum Annual Withdrawal Amount

Increases in the Income Base

The Income Base is increased as a result of a Step-up Value being achieved resulting in the Income Base being stepped up on[: (1) the Frequency and Dates of Income Base Step-ups prior to taking any Withdrawals, or (2) a Benefit [Year] Anniversary after Withdrawals have been taken][, or by any Income Credit on any Benefit [Year] Anniversary [during the Income Credit Period] if You have taken no [Excess] withdrawals]. [In addition, the Income Base can also be increased to the Minimum Income Base, as shown on the Endorsement Data Page.] The Income Base is also increased when a Purchase Payment is allocated to Your Contract [subject to the Purchase Payment Restriction shown on the Endorsement Data Page]; consequently, any remaining Withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by Withdrawals previously taken in that Benefit [Year]. When the Income Base is increased as referenced [in (1) and (2)] above, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage. [The Endorsement Fee will be assessed on the increased Income Base.]

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Decreases in the Income Base

Excess Withdrawals reduce Your Income Base on the date the Excess Withdrawal occurs. Any [Excess] Withdrawal in a Benefit [Year] reduces the Income Base in the same proportion by which the Contract Value is reduced by the [Excess] Withdrawal. As a result of a reduction of the Income Base, the Maximum Annual Withdrawal Amount will also be reduced. The new Maximum Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit [Year] is available for Withdrawal at the beginning of the next Benefit [Year] and may be lower than the previous Benefit [Year’s] Maximum Annual Withdrawal Amount. When the Contract Value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. [In addition, no Income Credit will be added to the Income Base in that Benefit [Year].]

The Income Base is a factor used to determine the Maximum Annual Withdrawal Amount [and Protected Income Payment] [as well as the Endorsement Fee]. The Income Base is not an amount that You can withdraw in a lump sum and is not payable as a death benefit. Excess Withdrawals may reduce future benefits by more than the dollar amount of the Withdrawal. If You have any questions regarding whether a potential Withdrawal would be an Excess Withdrawal, please call Our Annuity Service Center.

Required Minimum Distributions (RMD)

This provision applies only to the Contract to which this Endorsement is attached. If you are taking RMD and the RMD amount, based only on this Contract, is greater than the Maximum Annual Withdrawal Amount in any given Benefit [Year], no portion of the RMD will be treated as an Excess Withdrawal provided you enroll in the Company’s systematic withdrawal program for RMD. However, any portion of a Withdrawal in a Benefit [Year] that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount will be considered an Excess Withdrawal for the purpose of the recalculation of the Income Base and Maximum Annual Withdrawal Amount. [Furthermore, the Income Credit will be reduced to zero if total Excess Withdrawals taken in any Benefit [Year][,[including RMD withdrawals,] are in excess of the Maximum Annual Withdrawal Amount.]

If Your Contract Value is Reduced to Zero

If Your Contract Value is reduced to zero because of an Excess Withdrawal, no further benefits will be payable under this Endorsement or the Contract, and Your Contract along with the Endorsement will terminate. However, if Your Contract Value is reduced to zero due to unfavorable investment performance and/or fees, Withdrawal(s) up to the Maximum Annual Withdrawal Amount (or if applicable, the RMD amount as described above), or any combination of these factors, and the Income Base is greater than zero, We will pay the remaining Maximum Annual Withdrawal Amount for that Benefit [Year] in the same frequency withdrawals had been taken, i.e. monthly or quarterly. Thereafter, we will pay the [Protected Income Payment] over the remaining lifetime of the [Covered Person(s)] which will be calculated by multiplying the Income Base by the [Protected Income Payment Percentage][, as shown on the Endorsement Data Page].

Because the Contract Value has been reduced to zero, the Income Base will no longer be increased to a Step-up Value [nor will Income Credits be applied, if applicable] [and no Endorsement Fees will be deducted]. In addition, all other benefits under the Contract [with the exception of payment of the [Protected Income Payment],] will be terminated and You may no longer make subsequent Purchase Payments or transfers, and no Death Benefit is payable.

When the Contract Value equals zero and the Income Base is greater than zero, to receive any remaining Living Benefit, you must select one of the following payment options:

1.	The [Protected Income Payment] divided equally and paid on a [monthly, quarterly, semi-annual or annual] frequency as selected by You until the date of Your death(s); or

2.	Any payment option mutually agreeable between You and Us.

Once You select a payment option, it cannot be changed. If You do not select a payment option above, the remaining benefit will be paid as an amount based on the [Protected Income Payment Percentage]. This amount will be divided equally and paid on a [quarterly] basis until the date of death of the [Covered Person(s)].

Latest Annuity Date

If the Contract Value and the Income Base are greater than zero on the Latest Annuity Date, You must select one of the following options:

1.	Annuitize the Contract Value under the Annuity Provisions of the Contract; or

2.

Annuitize the Contract and elect to receive the [current Maximum Annual Withdrawal Amount] as of the Latest Annuity Date for a fixed period while You are alive. The fixed period is determined by dividing the contract value on the Latest Annuity Date by the [Maximum Annual Withdrawal Amount]. Any applicable premium taxes will be

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deducted from the Contract Value prior to determining the fixed period. After that fixed period ends, you will receive the [Protected Income Payment] as of the Latest Annuity Date, divided equally and paid on a [monthly, quarterly, semi-annual or annual] frequency as selected by You until the date of death of the [Covered Person(s)]; or

3.	Any payment option mutually agreeable between You and Us.

If You do not select an option listed above, on the Latest Annuity Date, We may annuitize the Contract Value in accordance with Option 2 above, divided equally and paid on a [quarterly] frequency until the date of death of the [Covered Person(s)]. [Endorsement Fees are no longer deducted upon annuitization on the Latest Annuity Date.]

[Secure Value Account Allocation(s)

If applicable, Secure Value Account Allocation(s) is/are required only while the Endorsement is effective. Amounts allocated to the Secure Value Account(s) are not subject to the Separate Account Charge. Amounts allocated to the Secure Value Account(s) may not be transferred to any other investment option as long as the Endorsement is effective and We will not rebalance amounts allocated to the Secure Value Account(s) in accordance with the automatic asset rebalancing program. You may not transfer into or out of the Secure Value Account(s). You may not request the entire amount of any Withdrawal to be deducted solely from the Secure Value Account(s). Rather, any Withdrawal reduces the amount invested in the Secure Value Account(s) in the same proportion that the Withdrawal reduces the Contract Value.]

[Investment Requirements

If applicable, in addition to the Secure Value Account Allocation, while the Endorsement is effective, We require that you allocate your Purchase Payment(s) and Spousal Beneficiary Continuation contribution, if applicable, and Contract Value in accordance with established requirements stated in the Prospectus. We require enrollment in a [quarterly] automatic asset rebalancing program that complies with the investment requirements. In addition to [quarterly] asset rebalancing, We will initiate rebalancing in accordance with your most current and compliant automatic asset rebalancing instructions on file after any Withdrawal or transfer You initiate.]

Misstatement of Age or Sex

The Misstatement of Age or Sex provision included in Your Contract shall apply to the [Covered Person(s)] under this Endorsement and may impact the Maximum Annual Withdrawal Amount.

Termination of Withdrawals Over Two Lives

If there are two [Covered Persons] on the Endorsement Effective Date, Withdrawals guaranteed for the life of one of the [Covered Persons] will terminate if:

1.	One of the two [Covered Persons] is removed from the Endorsement due to any reason other than death; or

2.	The [Covered Persons] are no longer married at the time of death of the first [Covered Person].

Termination of Withdrawals guaranteed for the life of one [Covered Person] does not impact any other terms and conditions of this Endorsement, [including the applicable Endorsement Fee,] which is based on the number of [Covered Persons] on this Endorsement Effective Date.

Cancellation of the Guaranteed Living Benefit

[You may cancel this Endorsement in the first [5] Benefit [Years] as detailed below. The Guaranteed Living Benefit may not be re-elected or reinstated after a cancellation.

Cancellation Effective Date

If Your cancellation request is received:

1.	In the first [5] Benefit [Year(s)], the cancellation is effective on the [5th] Benefit [Year Anniversary;]
2.	In any Benefit [Year] after the [5th] Benefit [Year] Anniversary, the cancellation is effective [on the Benefit [Quarter] Anniversary] following Our receipt of the cancellation request.]

Termination of the Guaranteed Living Benefit

This Endorsement [and the Endorsement Fee] will terminate automatically upon the occurrence of one of the following:

1.	Death of the [Covered Person], or if there were two [Covered Persons], upon the death of the surviving [Covered Person]; or
2.	A Death Benefit is paid resulting in the Contract being terminated; or
3.	The Contract is annuitized; or
4.	An Excess Withdrawal that reduces the Contract Value and Income Base to zero; or

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5.	Any change occurs that removes one or all [Covered Persons] from the Contract except as noted above under “Termination of Withdrawals Over Two Lives”; or
6.	The Contract is cancelled or surrendered for any reason; or
7.	A Change of Owner (or assignment). See “Change of Owner/Assignment” section below[; or
8.	You elect to cancel this Endorsement].

[On the [termination effective date], amounts allocated to the Secure Value Account will be automatically transferred to a [1-Year Fixed Account option, if available, or a money market or similar portfolio]. Purchase Payments may no longer be allocated to the Secure Value Account after [termination]. From the day following the automated transfer, you may transfer this amount to another available investment option under the Contract for a period of [90] [days] during which the transfer will not count against the annual number of free transfers or incur a transfer fee. ]

[If [this Endorsement is terminated or if] You surrender Your Contract or a Change of Owner/Assignment occurs (outside of the provisions detailed below) while Your Contract Value is greater than zero, We will assess a pro-rata charge for the Endorsement Fee applicable to the Benefit [Quarter] in which the [termination or] surrender or Change of Owner/Assignment occurs if the Contract was [terminated or] surrendered before the end of a Benefit [Quarter]. The pro-rated charge is calculated by multiplying the fee by the number of days between the date when the prior fee was last assessed and the date of [termination or] surrender or Change of Owner/Assignment, divided by the number of days between the prior and the next Benefit [Quarter] Anniversaries. Thereafter, You will no longer be charged an Endorsement Fee.]

Change of Owner/Assignment

If this Endorsement is attached to the Contract and has not been terminated, a Change of Owner/Assignment will terminate this Endorsement unless:

1.	The [Covered Person(s)] becomes the new Owner(s) or assignee(s) and assumes full ownership of the Contract and is essentially the same person; or
2.	The new Owner or assignee is a trust or other non-natural person and the [Covered Person(s)] are the Annuitant(s); or
3.

The assignment is for the purpose of effectuating a 1035 exchange of the contract (i.e., the Endorsement may continue during the temporary assignment period and will not terminate until the date the contract is surrendered).

Death of [Covered Person(s)]

If there is one [Covered Person] and that person dies, this Endorsement [and the Endorsement Fee] will be terminated.

If there are two [Covered Persons], upon the first death, if the surviving [Covered Person] is eligible and elects to continue the Contract, this Endorsement is also continued. Upon the election of continuation, the Endorsement Effective Date, [the applicable Endorsement Fee,] and the Maximum Annual Withdrawal [and Protected Income Payment] Percentages based on two [Covered Persons] will not change.

Signed for the Company to be effective on the Endorsement Effective Date.

AMERICAN GENERAL LIFE INSURANCE COMPANY

Copyright © 2017 American International Group, Inc. All rights reserved

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